

Mail Stop 7010

January 17, 2007

Mr. Vincent J. Arnone
Senior Vice President, Treasurer and Chief Financial Officer
Fuel-Tech, Inc.
512 Kingsland Drive
Batavia, Illinois 60510

> **RE:** **Form 10-K for the fiscal year ended December 31, 2005**
> **Forms 10-Q for the quarters ended March 31, 2006, June 30, 2006 and**
> **September 30, 2006**
> **File No. 1-33059**

Dear Mr. Arnone:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Branch Chief